April 1, 2009

VIA EDGAR

Stephen Krikorian

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Automatic Data Processing, Inc.
Form 10-K for the fiscal year ended June 30, 2008

Filed August 29, 2008

Form 10-Q for the quarterly period ended December 31, 2008

Filed February 9, 2009
File No. 001-05397

Dear Mr. Krikorian:

Set forth below are our responses to the comments raised in your letter dated March 11, 2009 (the “Comment Letter”). Automatic Data Processing, Inc. (the “Company” or “ADP”) acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its Annual Report on Form 10-K for the fiscal year ended June 30, 2008, which was filed on August 29, 2008, and in its Quarterly Report on Form 10-Q for the period ended December 31, 2008, which was filed on February 9, 2009. The Company understands that the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) do not foreclose the Commission from taking any action with respect to the filings. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have repeated the comments as set forth in the Comment Letter and set forth our response to each comment immediately below. Unless otherwise noted below, terms used herein without definition have the same meanings assigned to them in the Annual Report on Form 10-K for the fiscal year ended June 30, 2008 or the Quarterly Report on Form 10-Q for the period ended December 31, 2008, as applicable.

Form 10-K for the Fiscal Year Ended June 30, 2008

Item 9A. Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting, page 72

1.

Your management report on internal control over financial reporting should contain a statement that your registered public accounting firm has issued an attestation report on your internal control over financial reporting. Refer to Item 308(a)(4) of Regulation S-K.

RESPONSE:

As requested by the Staff, in future filings of our Annual Report on Form 10-K, we will revise our management report on internal control over financial reporting to include the following:

Deloitte & Touche LLP, the independent registered public accounting firm that audited and reported on the consolidated financial statements of the Company included in this Form 10-K, has issued an attestation report on the operating effectiveness of the Company's internal control over financial reporting.  The Deloitte & Touche LLP attestation report is set forth below.

Form 10-Q for the Quarterly Period Ended December 31, 2008

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 15

2.

We have reviewed your response to our prior comment number 4. It is unclear to us how you determined the judgments and assumptions underlying the fair value measurements do not warrant disclosure as a critical accounting policy. In consideration that the majority of your available-for-sale securities are classified as Level 2 investments, it appears that the judgments and assumptions underlying the fair value measurements are significant to your securities. We reissue our prior comment to provide disclosures in your critical accounting policies to discuss the judgments and assumptions underlying your fair value measurements, the sensitivity of your measurements to those assumptions, and details about the methodology and inputs you use to determine the fair value of your investments.

RESPONSE:

In the below response, we have clarified how we have determined that the judgments and assumptions underlying our fair value measurements do not warrant disclosure as a critical accounting policy.

We value our Level 2 investments in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.” All of our Level 2 investments are investment-grade, fixed-income securities, except for our investment in the Primary Fund of the Reserve Fund

(the “Reserve Fund”). The Reserve Fund is a money market fund whose net asset value decreased below $1 per share and whose assets are in the process of being liquidated. Our remaining investment in the Reserve Fund as of December 31, 2008 was approximately $43 million, which represented less than 0.3% of our total investments as of December 31, 2008. At December 31, 2008, our Level 2 investments primarily include U.S. Treasury and direct obligations of U.S government agencies of $6,224.3 million, Canadian government obligations and Canadian government agency obligations of $884.4 million, corporate bonds of $4,702.9 million and asset-backed securities of $1,673.1 million, which together comprise approximately 88% of the fair value of our total investment portfolio of $15,268.7 million at December 31, 2008.

Under SFAS No. 157, there are three acceptable valuation techniques: the market approach, the income approach and the cost approach. The fair value of our investments at December 31, 2008 has been determined using the market approach. The fair value of our investments has not been determined using the income approach or cost approach.

As discussed in our previous response dated January 13, 2009, the fair value of our investments is determined by the Company, utilizing prices obtained from an independent pricing service for over 99% of our investments. In valuing our investments using the market approach, quoted prices for similar instruments that have an active market are utilized to determine fair value. The primary judgments in determining fair value utilizing a market approach are the identification of similar instruments and the determination of the ultimate fair value to the extent there is a range of values among similar instruments.

We do not believe that the judgments used to identify similar instruments are significant assumptions given the fact that our investments, except for our investment in the Reserve Fund, are investment-grade securities and, as such, the number of actively traded similar instruments (with similar ratings) generally provides an ample amount of securities to utilize under the market approach.

We also do not believe that the judgments used when there is a range of fair values represent significant judgments, as the range of fair values of our securities has historically been narrow. As part of a monthly review process, we compare fair values generated by the independent pricing service with at least one other observable pricing source. The variance between the independent pricing service and the other observable pricing source has been less than 0.3% for the entire investment portfolio since the adoption of SFAS No. 157 on July 1, 2008.

We do not own any available-for-sale securities that might require a higher degree of judgment or subjectivity in determining their respective fair value, such as asset-backed securities with underlying collateral of sub-prime mortgages, alternative-A mortgages, sub-prime auto loans or home equity loans, collateralized debt obligations, collateralized loan obligations, credit default swaps, asset-backed commercial paper, derivatives, auction rate securities, structured investment vehicles or non-investment-grade fixed-income securities. We do not value any of our investments utilizing unobservable inputs that are supported by little or no market activity.

As a result of the foregoing, we do not believe the assumptions or judgments that we utilize to develop the fair value of our investments to be among our most difficult, subjective, complex or uncertain assumptions or judgments. Likewise, we do not believe that any other reasonably likely assumptions or judgments would yield materially different fair values. As such, we do not believe that such assumptions or judgments used in determining fair value should be included as a critical accounting policy.

Financial Condition, Liquidity and Capital Resources

Quantitative and Qualitative Disclosures about Market Risk, page 22

3.

Your response to our prior comment number 5 indicates that as part of your extended and long portfolio strategy, you use current proceeds collected as a result of certain client fund obligations to satisfy other unrelated existing client fund obligations. We believe that you should provide enhanced disclosures to clarify your use of this practice. In addition, we continue to believe that you should disclose the risks and uncertainties associated with this practice.

RESPONSE:

In light of the Staff’s comment, in future filings, beginning with our Quarterly Report on Form 10-Q for the period ending March 31, 2009, we will provide enhanced disclosures to clarify that as part of our extended and long portfolio strategy, we use current proceeds collected as a result of certain client fund obligations to satisfy other unrelated existing client fund obligations. Further, we will more clearly state that we believe the risks related to this practice include liquidity risk, interest rate risk and credit risk related to our available-for-sale securities. We have included our proposed disclosure in Appendix A to this letter and have underlined the new language that will be added to our disclosure in response to the Staff’s comment.

* * * * *

Please feel free to contact me at 973-974-5252 should you require any additional information or have any additional questions.

Very truly yours,

/s/ Christopher R. Reidy

Christopher R. Reidy

Chief Financial Officer

Cc:

Securities and Exchange Commission

Morgan Youngwood, Staff Accountant

Ryan Rohn, Staff Accountant

Deloitte & Touche LLP

Lara Abrash, Partner

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Richard S. Borisoff, Partner

APPENDIX A

Quantitative and Qualitative Disclosures about Market Risk

Our overall investment portfolio is comprised of corporate investments (cash and cash equivalents, short-term fixed-income securities, and long-term fixed-income securities) and client funds assets (funds that have been collected from clients but not yet remitted to the applicable tax authorities or client employees).

Our corporate investments are invested in cash equivalents and highly liquid, investment-grade securities. These assets are available for repurchases of common stock for treasury and/or acquisitions, as well as other corporate operating purposes. All of our short-term and long-term fixed-income securities are classified as available-for-sale securities.

Our client funds assets are invested with safety of principal, liquidity, and diversification as the primary goals. Consistent with those goals, we also seek to maximize interest income and to minimize the volatility of interest income. Client funds assets are invested in highly liquid, investment-grade marketable securities with a maximum maturity of 10 years at time of purchase and money market securities and other cash equivalents. At December 31, 2008, approximately 87% of the available-for-sale securities categorized as U.S. Treasury and direct obligations of U.S. government agencies were invested in senior, unsecured, non-callable debt directly issued by the Federal Home Loan Banks, Fannie Mae and Freddie Mac.

We utilize a strategy by which we extend the maturities of our investment portfolio for funds held for clients and employ short-term financing arrangements to satisfy our short-term funding requirements related to client funds obligations. Our client funds investment strategy is structured to allow us to average our way through an interest rate cycle by laddering investments out to five years (in the case of the extended portfolio) and out to ten years (in the case of the long portfolio). As part of our client funds investment strategy, we use the daily collection of funds from our clients to satisfy other unrelated client fund obligations, rather than liquidating previously-collected client funds that have already been invested in available-for-sale securities. We minimize the risk of not having funds collected from a client available at the time such client’s obligation becomes due by impounding, in virtually all instances, the client’s funds in advance of the timing of payment of such client’s obligation. As a result of this practice, we have consistently maintained the required level of client fund assets to satisfy all of our client funds obligations.

There are inherent risks and uncertainties involving our investment strategy relating to our client fund assets. Such risks include liquidity risk, including the risk associated with our ability to liquidate, if necessary, our available-for-sale securities in a timely manner in order to satisfy our client funds obligations. However, our investments are made with the safety of principal, liquidity and diversification as the primary goals to minimize the risk of not having sufficient funds to satisfy all of our client funds obligations. We also believe we have significantly reduced the risk of not having sufficient funds to satisfy our client funds obligations by consistently maintaining access to other sources of liquidity, including our corporate cash balances, available borrowings under our $6 billion commercial paper program (rated A-1+ by Standard and Poor’s and Prime-1 by Moody’s, the highest possible credit rating), ability to execute reverse repurchase transactions and available borrowings under our $6 billion committed revolving credit facilities. However, the availability of financing during periods of economic turmoil, even to borrowers with the highest credit ratings, may limit our flexibility to access short-term debt markets to meet the liquidity needs of our business. In addition to liquidity risk, our investments are subject to interest rate risk and credit risk, as discussed below.

We have established credit quality, maturity, and exposure limits for our investments. The minimum allowed credit rating for fixed-income securities is BBB and for asset-backed and commercial mortgage-backed securities is AAA. The maximum maturity at time of purchase for BBB rated securities is 5 years, for single A rated securities is 7 years, and for AA rated and AAA rated securities is 10 years. Commercial paper must be rated A1/P1 and, for time deposits, banks must have a Financial Strength Rating of C or better.

Details regarding our overall investment portfolio are as follows:

	Three Months Ended		Six Months Ended
	December 31,		December 31,
	2008	2007	2008	2007
Average investment balances at cost:
Corporate investments	$4,453.4	$3,764.9	$4,460.3	$3,786.4
Funds held for clients	14,133.2	14,311.8	14,078.2	13,882.2
Total	$18,586.6	$18,076.7	$18,538.5	$17,668.6

Average interest rates earned exclusive of realized gains/(losses) on:
Corporate investments	3.9%	4.6%	4.0%	4.6%
Funds held for clients	4.2%	4.5%	4.3%	4.6%
Total	4.1%	4.5%	4.2%	4.6%

Realized gains on available-for-sale securities	$1.5	$0.8	$2.6	$5.4
Realized losses on available-for-sale securities	(9.0)	(0.7)	(10.9)	(5.3)
Net realized (losses)/gains on available-for-sale securities	$(7.5)	$0.1	$(8.3)	$0.1

	December 31,	June 30,
	2008	2008
Net unrealized pre-tax (losses)/gains on available-for-sale securities	$193.7	$142.1
Total available-for-sale securities at fair value	$15,268.7	$15,066.4

Our laddering strategy exposes us to interest rate risk in relation to securities that mature, as the proceeds from maturing securities are reinvested. Factors that influence the earnings impact of the interest rate changes include, among others, the amount of invested funds and the overall portfolio mix between short-term and long-term investments. This mix varies during the fiscal year and is impacted by daily interest rate changes. Our average interest rates earned on our entire portfolio decreased by 40 basis points, from 4.5% for the three months ended December 31, 2007 to 4.1% for the three months ended December 31, 2008 and decreased 40 basis points, from 4.6% for the six months ended December 31, 2007 to 4.2% for the six months ended December 31, 2008. A hypothetical change in both short-term interest rates (e.g., overnight interest rates or the federal funds rate) and intermediate-term interest rates of 25 basis points applied to the estimated average investment balances and any related short-term borrowings would result in approximately a $5 million impact to earnings before income taxes over the ensuing twelve-month period ending December 31, 2009. A hypothetical change in only short-term interest rates of 25 basis points applied to the estimated average short-term investment balances and any related short-term borrowings would result in approximately a $2 million impact to earnings before income taxes over the ensuing twelve-month period ending December 31, 2009.

We are exposed to credit risk in connection with our available-for-sale securities through the possible inability of the borrowers to meet the terms of the securities. We limit credit risk by investing in investment-grade securities, primarily AAA and AA rated securities, as rated by Moody’s, Standard & Poor’s, and for Canadian securities, Dominion Bond Rating Service. At December 31, 2008, approximately 85% of our available-for-sale securities held an AAA or AA rating. In addition, we limit amounts that can be invested in any security other than US and Canadian government or government agency securities.